UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 10, 2023

VAHANNA TECH EDGE ACQUISITION I CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-41094	98-1600102
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1230 Avenue of the Americas, 16th Floor New York, NY	10020
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 745-6448

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	VHNAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	VHNA	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one Class A ordinary share for $11.50 per share	VHNAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

On February 10, 2023, Vahanna Tech Edge Acquisition I Corp., a British Virgin Islands business company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vahanna Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Roadzen, Inc., a Delaware corporation (“Roadzen”).

Pursuant to the terms of the Merger Agreement, at the closing (the “Closing”) of the transactions contemplated thereby (the “Transactions”), a business combination between the Company and Roadzen will be effected through the merger of Merger Sub with and into Roadzen, with Roadzen surviving as a wholly-owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Company will change its name to Roadzen Inc. (“New Roadzen”). Immediately prior to the effective time of the Merger (the “Effective Time”), each outstanding share of Roadzen common stock, including common stock converted from Existing Roadzen Preferred Stock (as defined below) immediately prior to the closing (collectively, the “Existing Roadzen Common Stock”), will be cancelled and converted into the right to receive a pro rata portion (on a fully-diluted basis) of an aggregate amount of 68,300,000 ordinary shares of New Roadzen, par value $0.0001 per share (“New Roadzen Ordinary Shares”). In addition, a certain number of the 68,300,000 New Roadzen Ordinary Shares will be reserved for future issuance following the Closing upon conversion, exercise, vesting and/or settlement of certain Roadzen RSUs (as defined below), Roadzen Warrants, and Roadzen Additional Equity Securities (as defined below) that will be assumed by New Roadzen at the Closing, in each case, pursuant to the terms and subject to the conditions set forth in the Merger Agreement. Each share of Existing Roadzen Common Stock owned by Roadzen as treasury stock will be canceled for no consideration.

Pursuant to the terms of the Merger Agreement, if the holders of less than 12,000,000 Class A ordinary shares of the Company (“Class A Ordinary Shares”) have validly elected to redeem such shares as of two (2) business days immediately prior to the meeting of Company shareholders convened for the purposes of obtaining shareholder approval of the Merger (the “Company Shareholder Meeting”), and following (and subject to) receipt of shareholder approval of the Domestication (as defined below) at the Company Shareholder Meeting (the “Domestication Proposal”), at least one (1) business day prior to the Merger, Vahanna will continue out of the British Virgin Islands and become domesticated as a corporation in the State of Delaware (the “Domestication”) pursuant to Section 184 of the BVI Business Companies Act (as revised, the “BVIBCA”) and Section 388 of the General Corporation Law of the State of Delaware (as amended), respectively, and in connection therewith, adopt, upon the Domestication taking effect, a certificate of incorporation (the “Interim Charter”) in place of the memorandum and articles of association currently registered by the Registrar of Corporate Affairs in the British Virgin Islands (the “Existing Charter”), and which will remove or amend those provisions of the Existing Charter that terminate or otherwise cease to be applicable as a result of the Domestication.

Assuming the Domestication Proposal is approved, and the Domestication occurs pursuant to the Merger Agreement, concurrent with the consummation of the Merger:

•

each share of Class A Common Stock (as converted from Class A Ordinary Shares pursuant to the Domestication) will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001 per share, of New Roadzen (“New Roadzen Common Stock”);

•

each share of Class B Common Stock (as converted from Class A Ordinary Shares pursuant to the Domestication) of the Company will convert automatically, on a one-for-one basis, into one share of New Roadzen Common Stock;

•

each private placement warrant previously sold by the Company to the Sponsor (as defined below) in connection with its initial public offering (the “IPO”) will convert automatically, on a one-for-one basis, into an equivalent warrant of New Roadzen to acquire one share of New Roadzen Common Stock;

•

each redeemable warrant sold as part of the units offered in the Company’s IPO (each a “Public Warrant”) will convert automatically, on a one-for-one basis, into an equivalent warrant of New Roadzen to acquire one share of New Roadzen Common Stock; and

•

each unit sold in the Company’s IPO will automatically be separated into its underlying shares of New Roadzen Common Stock and Public Warrants, with any fractional Public Warrant being forfeited for no consideration.

Equity Conversions

Immediately prior to the Effective Time, each outstanding share of Roadzen’s preferred stock (the “Existing Roadzen Preferred Stock”) will convert into one share of Existing Roadzen Common Stock on a one-for-one basis (the “Preferred Conversion”).

In addition, as of the Effective Time:

•

each existing Roadzen restricted stock unit (“Roadzen RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be assumed and converted into a restricted stock unit of New Roadzen with respect to a pro rata portion (on a fully-diluted basis) of 68,300,000 New Roadzen Ordinary Shares based on the number of shares of Existing Roadzen Common Stock subject to such Roadzen RSU immediately prior to the Effective Time.

•

each existing warrant representing a right to acquire Existing Roadzen Common Stock (“Roadzen Warrant”) that is outstanding immediately prior to the Effective Time will be assumed and converted into an equivalent warrant to acquire a pro rata portion (on a fully-diluted basis) of 68,300,000 New Roadzen Ordinary Shares based on the number of shares of Existing Roadzen Common Stock subject to such Roadzen Warrant immediately prior to the Effective Time.

•

each equity security of Roadzen (other than Existing Roadzen Common Stock, Existing Roadzen Preferred Stock, Roadzen Warrants and Roadzen RSUs) (“Roadzen Additional Equity Security”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an equivalent security with respect to a pro rata portion (on a fully-diluted basis) of 68,300,000 New Roadzen Ordinary Shares based on the number of shares of Existing Roadzen Common Stock subject to such Roadzen Additional Equity Security immediately prior to the Effective Time.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) corporate organization and qualification, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) financial statements, (e) absence of undisclosed liabilities, (f) consents and governmental approvals, (g) permits (h) material contracts, (i) absence of changes, (j) litigation, (k) compliance with applicable laws, (l) employee plans, (m) environmental matters, (n) labor matters and (o) insurance. The representations and warranties of the parties do not survive the Closing.

Covenants

The Merger Agreement includes covenants of Roadzen with respect to the operation of the business prior to the consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, (a) to make appropriate filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), (b) the use of reasonable best efforts to consummate the Merger as promptly as practicable and (c) preparation and filing of a registration statement on Form S-4 relating to the Merger and containing a proxy statement of the Company (the “Registration Statement / Proxy Statement”).

The Merger Agreement also contains exclusivity provisions prohibiting (a) Roadzen and its subsidiaries from initiating, soliciting, entertaining or otherwise knowingly encouraging an Acquisition Proposal (as defined in the Merger Agreement) (subject to limited exceptions specified therein) or entering into any contracts or agreements in connection therewith and (b) the Company from issuing an indication of interest, memorandum of understanding, letter of intent or other similar agreement with respect to a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination other than with respect to the transactions with Roadzen contemplated by the Merger Agreement.

New Incentive Plan

In connection with the Closing, the Company will adopt the New Incentive Plan (as defined in the Merger Agreement) subject to the Company’s receipt of requisite shareholder approval.

Conditions to Consummation of the Transactions

Consummation of the Transactions is generally subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including (a) expiry or termination of all applicable waiting periods under HSR, (b) the absence of any law or governmental order, threatened or pending, preventing the consummation of the Merger, (c) the effectiveness of the Registration Statement / Proxy Statement, (d) the New Roadzen Ordinary Shares to be issued in the Merger having been listed on the Nasdaq Stock Exchange LLC (“Nasdaq”) upon the Closing, and otherwise satisfying the applicable listing requirements of Nasdaq, (e) receipt of shareholder approval from shareholders of each of the Company and Roadzen for consummation of the Merger, (f) funds of at least $50,000,000 being available to the Company (after giving effect to payments in respect of any redemptions by the Company’s shareholders in connection with the Merger and any financing received by Roadzen or the Company prior to Closing, and prior to an payment of any unpaid transaction expenses of the parties), (g) the consummation of the Domestication, if applicable, (h) the consummation of Roadzen’s acquisitions of Global Insurance Management Limited and National Automobile Club, each of which Roadzen has signed a definitive agreement to acquire, and (i) receipt of executed Lock-up Agreements from equityholders of Roadzen. In addition, Roadzen also has the right to not consummate the Merger if the Company has net tangible assets following the redemptions of less than $5,000,001.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including by mutual written consent, by written notice from either the Company or Roadzen to the other if the Company’s or Roadzen’s shareholders have not approved the Merger Agreement and the transaction contemplated thereby, or if the Transactions have not been consummated on or prior to August 26, 2023 (subject to extensions for delays as set forth in the Merger Agreement).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement and the Transactions is not complete and is subject to, and qualified in its entirety by, reference to the actual agreement. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure schedules prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about the Company, Roadzen or the other parties at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (the “SEC”).

Support Agreement

In connection and concurrent with the execution of the Merger Agreement, certain holders representing (a) at least a majority of the outstanding shares of Existing Roadzen Common Stock and of Existing Roadzen Preferred Stock, voting together as a single class, and (b) at least a majority of the outstanding shares of Existing Roadzen Preferred Stock, voting as a separate class, (collectively, the “Supporting Holders”) entered into a Support Agreement with the Company (the “Support Agreement”). Under the Support Agreement, the Supporting Holders agreed, among other things, to execute and deliver a written consent (a) adopting the Merger Agreement and the consummation of the Transactions, and (b) to effect the Preferred Conversion, in each case, not later than three (3) business days after the Registration Statement / Proxy Statement is declared effective by the SEC.

A copy of the Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the full text thereof filed herewith.

Sponsor Support Agreement

In connection and concurrent with the execution of the Merger Agreement, Vahanna LLC, a Delaware limited liability company (“Sponsor”), and Roadzen entered into a support agreement with the Company (the “Sponsor Support Agreement”). Under the Sponsor Support Agreement, the Sponsor agreed to, among other things, (a) vote all ordinary shares of the Company owned by it in favor of (i) the Transactions and (ii) any proposals made by the Company to facilitate or in furtherance of the Transactions, (b) appear at any Company shareholder meeting called regarding the Transactions for purposes of constituting a quorum, (c) vote against any proposals that would materially impede the transactions contemplated by the Merger Agreement, and (d) waive certain of its anti-dilution and conversion rights.

A copy of the Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Sponsor Support Agreement is not complete and is subject to, and qualified in its entirety by reference to, the full text thereof filed herewith.

Lock-up Agreements

In connection with the execution of the Merger Agreement, certain holders of Existing Roadzen Common Stock and Existing Roadzen Preferred Stock entered into certain lock-up agreements (the “Lock-up Agreements”) with the Company and Roadzen. Prior to the Closing, Roadzen is obligated to use reasonable best efforts to cause all remaining equityholders of Roadzen to enter into a Lock-up Agreement. Pursuant to the Lock-up Agreements, certain holders of Restricted Securities (as defined therein) have agreed, among other things, to be subject to a lock-up period which will last from the Closing until the earliest of (x) the one (1) year anniversary of consummation of the Merger, (y) the date that the closing price of the New Roadzen Ordinary Shares equals or exceeds $12.00 (as adjusted for share recapitalizations, subdivisions, reorganizations, recapitalizations and the like), for twenty (20) trading days within any thirty (30) trading day period following the 150th day following the Merger and (z) the consummation of a liquidation, merger, capital share exchange, reorganization, tender or exchange offer as the first step of a two-step transaction or other similar transaction that results in all of New Roadzen’s shareholders having the right to exchange their New Roadzen Ordinary Shares for cash, securities or other property; provided, however, that equityholders of Roadzen that held less than 5% of the equity securities of Roadzen (on a fully diluted basis) immediately prior to the Closing will be permitted to transfer and/or sell up to 25% of their New Roadzen Ordinary Shares after the date that is six (6) months following the consummation of the Merger.

A copy of the form of Lock-up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3, is incorporated herein by reference, and may include such changes as are negotiated between the parties thereto. The foregoing description of the Lock-up Agreement is not complete and is subject to, and qualified in its entirety by, reference to the form thereof filed herewith.

Item 7.01	Regulation FD Disclosure.

On February 13, 2023, the Company issued a press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The foregoing (including the information presented in Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibit 99.1, that is provided solely in connection with Regulation FD.

Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at an extraordinary general meeting of shareholders. In connection with the proposed transactions, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC on February 13, 2023, which included a proxy statement to be distributed to the Company shareholders in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement and a prospectus relating to the offer of the securities to be issued to Roadzen’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors, the Company’s shareholders and other interested parties are advised to read the Registration Statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction because the Registration Statement will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders are able to obtain copies of the Registration Statement, without charge at the SEC’s website at www.sec.gov or by directing a request to: Vahanna Tech Edge Acquisition I Corp., 1230 Avenue of the Americas, 16th Floor, New York, NY 10020.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and Roadzen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statement. Information regarding the directors and executive officers of the Company is contained in the Registration Statement.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Roadzen’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding the transactions expected to be effected in connection with the Closing. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Roadzen and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Roadzen as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers suppliers, labor unions and other organizations that have a role in the business of Roadzen and the ability of the combined company to retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Roadzen or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Roadzen’s estimates of expenses and profitability; 12) the evolution of the markets in which Roadzen competes; 13) the ability or Roadzen to implement its strategic initiatives and continue to innovate its existing offerings; 14) the ability of Roadzen to satisfy regulatory requirements; 15) the impact of the COVID-19 pandemic and its effect on Roadzen’s and the combined company’s business and financial conditions; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement, and other documents filed or to be filed with the SEC by the Company. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. There may be additional risks that the Company and Roadzen presently do not know or that the Company and Roadzen currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Roadzen undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of February 10, 2023, by and among Vahanna Tech Edge Acquisition I Corp., Vahanna Merger Sub Corp. and Roadzen, Inc. (incorporated by reference to Annex A of the Registration Statement).

10.1	Support Agreement, dated as of February 10, 2023, by and among the Company and the holders party thereto (incorporated by reference to Annex C of the Registration Statement).

10.2	Sponsor Support Agreement, dated as of February 10, 2023, by and among Vahanna LLC, Vahanna Tech Edge Acquisition I Corp. and Roadzen, Inc. (incorporated by reference to Annex D of the Registration Statement).

10.3	Form of Lock-up Agreement. (incorporated by reference to Annex E of the Registration Statement).

99.1	Press Release, dated February 13, 2023.

104	Cover Page Interactive Data File (embedded within Inline XBRL document).

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2023

VAHANNA TECH EDGE ACQUISITION I CORP.

By:	/s/ Karan Puri
Name:	Karan Puri
Title:	Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Roadzen, Inc., a Leading Global Insurance Technology Company, Announces Plans to Become a Publicly Traded Company via Merger with Vahanna Tech Edge Acquisition I Corp.

•	Roadzen’s mission is to transform the insurance experience for drivers around the world by giving them lower premiums, on-road safety and seamless claim processing.

•

Roadzen has built a pioneering technology platform that uses telematics, computer vision and artificial intelligence (“AI”) to transform the insurance value chain - across underwriting, distribution and claims - called the Roadzen “Insurance as a Service” (“IaaS”) platform.

•	Roadzen’s technology and insurance distribution licenses in major global markets place the company at the epicenter of the digital revolution in auto insurance.

•	The proceeds of the transaction are expected to accelerate Roadzen’s investment in its sales and growth initiatives and its technology and allow it to pursue additional strategic M&A opportunities.

•

The transaction values Roadzen at a pre-money equity value of $683 million and is expected to provide up to $204 million in cash proceeds, assuming no redemptions by Vahanna’s public shareholders and prior to the payment of transaction expenses.

•	The transaction is expected to close during the second quarter of 2023.

New York, NY, February 13, 2023:

Roadzen, Inc. (“Roadzen”), a global insurance technology company, and Vahanna Tech Edge Acquisition I Corp. (“Vahanna”) (Nasdaq: VHNA), a special purpose acquisition company, announced today that they have entered into a definitive merger agreement. Upon the closing of the transaction, the combined company will operate as Roadzen Inc. and expects to be listed on Nasdaq. The transaction reflects a pre-money equity value for Roadzen of approximately $683 million. The merger is expected to close during the second quarter of 2023, subject to satisfaction of customary closing conditions. Roadzen’s CEO Rohan Malhotra will continue to lead the combined company following the closing of the transaction.

Roadzen Overview

Roadzen is a leading insurance technology company on a mission to transform global auto insurance powered by advanced AI. At the heart of Roadzen’s mission is its commitment to create transparency, efficiency, and a seamless experience for the millions of end customers who use its products through its insurer, original equipment manufacturer (“OEM”), and fleet (such as trucking, delivery, and commercial fleets) partners. Roadzen seeks to accomplish this by combining computer vision, telematics and AI with continually updated data sources to provide a better way of building auto insurance products, processing claims and improving driver safety. In 2022, Roadzen signed acquisition agreements to expand into the lucrative U.S. and U.K. markets.

Key Highlights

•

Roadzen’s business-to-business-to-consumer focused business model across brokerage and technology sales has grown to $9.8 million in total consolidated revenue for the fiscal year ended March 31, 2022 and is expected to generate approximately $59 million and $118 million in total consolidated revenue for the fiscal years ending March 31, 2023 and 2024, respectively.

•

Roadzen has 39 major customers in the insurance and automotive industry and more than 2,000 customers that are smaller agents and fleets with significant opportunities to upsell and cross-sell products within existing clients and a robust sales pipeline of new clients.

•	Secular tailwinds such as rapid advances in AI, digitization of insurance and growth in vehicle connectivity and software are expected to support Roadzen’s continued growth.

•

Proven M&A track record of strategic transactions for lowering insurance distribution costs, entering new geographies and introducing new products for its customer base across fleet, insurance and automotive industries.

•	Visionary, experienced, and diverse team of software, AI research, insurance and mobility specialists across the world.

Management Comments

Rohan Malhotra, Chief Executive Officer and Founder of Roadzen, said:

“We set out with a bold and ambitious vision – to build the world’s leading technology company at the intersection of insurance and mobility. We are committed to our long-term vision and believe this is a firm next step in that journey. Our team, technology, business strategy and an ecosystem of world-class partners will create significant and strong growth for years to come. We are thrilled to partner with Vahanna and its incredible team of investors and operators to unlock this growth.”

Saurav Adhikari, Chairman of Vahanna, said:

“Vahanna’s conviction is that technology companies leveraging India’s highly developed tech ecosystem can vault to the global markets accessing capital and resources, to catalyze growth and transform industries. Roadzen, with its highly talented management team, AI technology prowess, and sharp focus on auto insurance, provides our investors a unique opportunity to participate in an industry under significant transformation.”

Vinode Ramgopal, Chairman of Vahanna’s sponsor, Vahanna LLC, said:

“We are delighted to sponsor Roadzen’s entry to the public market. It is exemplary of the Vahanna thesis that the next generation of U.S.-Indian technology companies belong on the global public markets, and that SPACs, especially operator-led SPACs, can play a vital role in helping their founders manage public market preparedness. We believe the combination of Vahanna’s institutional bench, in support of Roadzen’s exceptional founder and entrepreneurial vision, promises a new market leader.”

Transaction Overview:

The transaction implies a pro forma equity value post-closing of approximately $965 million. Estimated cash proceeds from the transaction are expected to consist of Vahanna’s $204 million of cash held in trust (assuming no redemptions) and prior to the payment of transaction expenses. The proceeds of the transaction are expected to fund Roadzen’s organic growth initiatives and M&A strategy.

All of Roadzen’s existing shareholders are rolling 100% of their equity into the combined company. Upon the closing of the transaction, and assuming none of Vahanna’s public shareholders elect to redeem their shares, existing Roadzen shareholders are expected to own 73.2% of the combined company.

Completion of the proposed transaction is subject to customary closing conditions, including the approval of Vahanna’s shareholders and the satisfaction of a $50 million minimum cash condition.

The boards of directors of each of Vahanna and Roadzen have approved the transaction. The transaction will require the approval of the shareholders of both Vahanna and Roadzen, and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close during the second quarter of 2023.

Additional information about the proposed transaction, including a copy of the merger agreement, will be provided in a Current Report on Form 8-K that will be filed by Vahanna with the Securities and Exchange Commission (the “SEC”) and will be available at www.sec.gov.

Advisors

Winston & Strawn LLP is acting as legal counsel to Roadzen. Mizuho Securities USA LLC (“Mizuho”) and Pi Capital LLC are acting as financial advisors to Vahanna. Gibson, Dunn & Crutcher LLP and DMD Advocates are acting as legal counsels to Vahanna. Sidley Austin LLP is acting as legal counsel to Mizuho and Sheumack GMA is acting as Fairness Opinion advisor to Vahanna’s board of directors.

About Vahanna

Vahanna Tech Edge Acquisition I Corp. is a blank check company incorporated on April 22, 2021, as a British Virgin Islands business company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

About Roadzen

Roadzen is a leading insurance technology company on a mission to transform global auto insurance powered by advanced AI. At the heart of Roadzen’s mission is its commitment to create transparency, efficiency, and a seamless experience for the millions of end customers who use its products through insurer, OEM, and fleet (such as trucking, delivery, and commercial fleets) partners. Roadzen seeks to accomplish this by combining computer vision, telematics and AI with continually updated data sources to provide a more efficient, effective and informed way of building auto insurance products, processing claims and improving driver safety. Roadzen has been recognized as a top innovator in the insurtech space by Forbes and was recently awarded as the 2022 AI company of the year by Financial Express (India).

Roadzen is an insurance technology company building an end-to-end platform addressed towards insurance for mobility using an IaaS platform. Roadzen’s IaaS has a suite of products that work cohesively to address the auto insurance value chain. Founded in 2015, Roadzen has over 300 employees. Roadzen has received global recognition, having recently won two awards at the 2022 Global Artificial Intelligence Summit & Awards for the “Best Use of AI in Mobility” and “Best Use of AI in Insurance”. In October 2021, Roadzen was recognized by Forbes Magazine as a Top 10 Technology & AI Innovators and, in 2022, Roadzen was recognized by Financial Express as the AI Startup of the Year.

Important Information About the Business Combination and Where to Find It

Vahanna intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to Vahanna’s shareholders in connection with its solicitation of proxies for the vote by Vahanna’s shareholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Vahanna will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Vahanna’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Roadzen, Vahanna and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Vahanna as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Vahanna’s secretary at 1230 Avenue of the Americas, 16th Floor, New York, NY 10020.

Participants in the Solicitation

Vahanna and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Vahanna’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Vahanna’s directors and officers in Vahanna’s filings with the SEC, including Vahanna’s

Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and such information and names of Roadzen’s directors and executive officers will also be in the Registration Statement on Form S-4 to be filed with the SEC by Vahanna, which will include the proxy statement/prospectus of Vahanna for the business combination. Shareholders can obtain copies of Vahanna’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov. Roadzen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vahanna in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the business combination when available.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Vahanna’s or Roadzen’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which Roadzen operates and anticipated growth in demand for Roadzen’s services, projections of Roadzen’s future financial results and other metrics, the satisfaction of closing conditions to the proposed business combination and the timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Vahanna and its management, and Roadzen and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against Vahanna, Roadzen, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Vahanna or Roadzen; (iv) the inability of Roadzen to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Roadzen as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to maintain relationships with customers, suppliers, labor unions and other organizations that have a role in the business of Roadzen and the ability of the combined company to retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws or regulations, including those affecting the industries in which the combined company will operate; (xi) the possibility that Roadzen or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) Roadzen’s estimates of expenses and profitability; (xiii) the evolution of the markets in which Roadzen competes; (xiv) the ability of Roadzen to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of Roadzen to satisfy regulatory requirements; (xvi) the impact of the COVID-19 pandemic on Roadzen’s and the combined company’s business; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Vahanna’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to Vahanna’s shareholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents to be filed with the SEC by Vahanna.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Vahanna nor Roadzen undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Vahanna or Roadzen, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contacts

Investor Contacts:

Roadzen: Raghav Kansal (raghav@roadzen.io)

Vahanna: Raahim Don (raahim@vahanna.com)

Media Contacts:

Name: Sanya Soni

Email: sanya@roadzen.io